Exhibit 99.1

New Gold Reports First Quarter Financial Results

On-Track to Meet Annual Guidance

TORONTO--(BUSINESS WIRE)--April 25, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports first quarter results for the Company as of March 31, 2019. (All amounts are in U.S. dollars unless otherwise indicated)

A conference call and webcast will follow to discuss these results at 8:30 a.m. Eastern time (details are provided at the end of this press release).

(For detailed information, please refer to the Company’s First Quarter Management’s Discussion and Analysis (MD&A) and Financial Statements that are available on the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this press release. Please refer to the “Non-GAAP Financial Performance Measures” section of this press release and in the MD&A.)

First Quarter Highlights

Highlights for the first quarter include:

  Total production of 123,263 gold equivalent (eq.) ounces (79,398 ounces of gold, 136,513 ounces of silver and 19.5 million pounds of copper) at average realized gold and copper prices1 of $1,301 per ounce and $2.79 per pound, respectively. Production is on track to meet annual guidance of 465,000 to 520,000 gold equivalent ounces.
  Revenues of $167.9 million.
  Operating expense of $645 per gold eq. ounce, on track to meet annual guidance of $690 to $790.
  All-in sustaining costs (AISC)1 of $1,083 per gold eq. ounce, on track to meet annual guidance of $1,330 to $1,430.
  Net loss from continuing operations of $13.4 million ($0.02 per share).
  Adjusted net loss1 from continuing operations, which excludes other gains and losses, was $1.8 million ($0.00 per share).
  Operating cash flow generated from continuing operations of $74.3 million ($0.13 per share). Operating cash flow generated from continuing operations, before changes in non-cash operating working capital1, was $71.1 million ($0.12 per share).

“We are encouraged by the progress made at Rainy River during the first quarter as we re-position the operation for efficient and sustainable mining. Over the course of the year, we expect to drive further efficiencies throughout the operation with the objective of delivering free cash flow starting in late 2020,” stated Renaud Adams, CEO. “The New Afton Mine reported another strong quarter of operating results as the team further advanced the development of the C-zone. We are particularly encouraged with the organic growth potential of the D-zone with the first hole of the exploration drilling program intersecting 140 metres of mineralization located 360 metres below the C-zone and a second hole is currently underway.”

Financial Highlights (Continuing Operations1)

	First Quarter 2019	First Quarter 2018
Revenues from mining operations	167.9	147.5
Net earnings (loss), per share	(0.02)	(0.05)
Adj. net earnings (loss)[2] per share	(0.00)	(0.03)
Operating cash flow, per share	0.13	0.07
Adj. operating cash flow[2], per share	0.12	0.09
1. Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines. 2. Refer to the “Non-GAAP Performance Measures” section of this press release.

1. Refer to the “Non-GAAP Performance Measures section of this press release.

  Revenues for the quarter from continuing operations were $167.9 million, an increase over the prior-year quarter due to an increase in gold ounces sold, offset by a decrease in average realized prices.
  Net loss for the quarter was $13.4 million, or $0.02 per share, and adjusted net loss was $1.8 million, or $0.00 per share, which improved over the prior-year quarter due to the increase in revenue.
  The March 31, 2019 cash balance was $132.3 million.

Operational Highlights (Continuing Operations1)

	First Quarter 2019	First Quarter 2018	Guidance 2019
Gold eq. production (ounces) [2,3]	123,263	119,075	465,000 – 520,000
Gold production (ounces)	79,398	63,771	300,000 – 335,000
Copper production (Mlbs)	19.5	22.2	75 – 85
Average realized gold price, per ounce[4]	1,301	1,331	-
Average realized copper price, per pound[4]	2.79	3.14	-
Operating expense, per gold eq. ounce[3]	645	760	-
Total cash costs, per gold eq. ounce[3,4]	697	828	740 - 820
AISC, per gold eq. ounce[3,4]	1,083	1,373	1,330 - 1,430
Sustaining capital and sustaining leases ($M)[4]	44.7	55.5	255 - 285
Growth capital ($M)[4]	7.8	12.7	50 - 55
1. Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines.

2. All production and cost figures exclude production from Cerro San Pedro residual leaching.

3. Gold equivalent ounces produced includes silver ounces and copper pounds converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.

4. Refer to the “Non-GAAP Performance Measures” section of this press release.

Rainy River Mine Highlights

	First Quarter 2019	First Quarter 2018	Guidance 2019
Gold eq. production (ounces) [1]	62,278	40,016	250,000 – 275,000
Gold eq. sold (ounces)[1]	71,483	41,621	-
Gold produced (ounces)	61,557	39,325	245,000 – 270,000
Gold sold (ounces)	70,695	40,880	-
Average realized gold price, per ounce[2]	1,295	1,328	-
Operating expense, per gold eq. ounce	801	1,240	-
Total cash costs, per gold eq. ounce[2]	801	1,240	870 - 950
AISC, per gold eq. ounce[2]	1,330	2,427	1,690 - 1,790
Sustaining capital and sustaining leases ($M)[2]	36.6	48.9	210 - 230
Growth capital ($M)[2]	3.8	10.2	~3.0
1. Gold equivalent ounces for Rainy River include silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q1 2019 was calculated based on average spot market prices of $1,304 per gold ounce and $15.57 per silver ounce. The ratio for Q1 2018 was calculated based on average spot market prices of $1,329 per gold ounce and $16.77 per silver ounce.

2. Refer to the “Non-GAAP Performance Measures” section of this press release.

	Q1 18	Q2 18	Q3 18	Q4 18	Q1 2019
Tonnes ex-pit mined per day (ore and waste)	112,432	107,416	102,290	111,507	111,679
Ore tonnes mined per day	36,296	36,043	30,439	32,054	15,739
Operating waste tonnes per day	54,321	43,570	23,333	67,406	62,955
Capitalized waste tonnes per day	21,816	27,802	48,518	12,047	32,986
Strip ratio (waste:ore)	2.1	1.98	2.36	2.48	6.10
Tonnes milled per calendar day	17,534	16,549	16,962	20,668	19,725
Gold grade milled (g/t)	1.08	1.24	1.21	1.42	1.19
Gold recovery (%)	81%	87%	87%	89%	90%
Mill availability (%)	77%	74%	76%	80%	89%
Gold production (oz)	39,325	55,219	55,538	77,202	61,557
  The Rainy River Mine reported in-line gold equivalent production of 62,278 ounces (61,557 ounces of gold and 60,383 ounces of silver) for the quarter. As previously disclosed, production during the quarter included planned lower grades as mining operations continued the transition to phase 2 of the mine plan.
  Operating expense per gold eq. ounce was $801 for the quarter, which is a 35% decrease over the prior-year quarter, driven by improved operational performance and increased metal production and sales volumes achieved in the current year quarter.
  All-in sustaining costs (AISC) per gold eq. ounce for the quarter were $1,330, which included $10 million of capitalized stripping costs ($140 per gold eq. ounce), and $27 million of other sustaining capital expenditure and lease payments. AISC per gold eq. ounce for the quarter declined by 45% over the prior-year quarter due to improved operational performance and an increase in metal production and sales volumes coupled with a decrease in sustaining capital. It is expected that sustaining capital will be higher in the second and third quarters when weather conditions are more favourable for infrastructure and tailings construction and will decline in the fourth quarter.
  Growth capital for the quarter was $3.8 million, related to underground mine development, working capital payments and the transfer of infrastructure from the contractor.
  During the quarter, approximately 1.4 million ore tonnes and 8.6 million waste tonnes (including 2.97 million capitalized waste tonnes) were mined at an operating strip ratio of 6.10:1. Mining operations in the quarter were primarily focused on waste stripping to expose ore for mining in future quarters. Additionally, 0.9 million tonnes of out-pit non-acid generating (NAG) material were mined in preparation for planned dam raises scheduled to begin during the second quarter.
  Mill throughput for the quarter averaged 19,725 tonnes per day, below the annual target of 22,000 to 24,000 tonnes per day. The lower average mill throughput was negatively impacted by the significant buildup of ice in the crushed ore stockpile above the apron feeders. Average mill throughput returned to target levels at the end of the quarter.
  Mill availability for the quarter was a record 89% (95% in March), despite the planned downtime to replace the ball mill trunnion and complete repairs.
  Gold recovery improved to average 90% for the quarter, a significant improvement over the 89% reported in the fourth quarter when considering the 16% lower average grade milled. Recoveries are expected to continue to improve throughout the year to an average of 90-92% for the year.
  During the first quarter of 2019, the Company launched a comprehensive optimization study that includes the review of alternative open pit and underground mining scenarios with the overall objective of reducing capital and improving the return on investment over the life of mine. An updated life of mine plan is anticipated to be completed in the fourth quarter.
  A strategic exploration drill program is expected to begin in the second quarter that will test near-mine targets in the Intrepid North area.

New Afton Mine Highlights

	First Quarter 2019	First Quarter 2018	Guidance 2019
Gold eq. produced (ounces) [1]	60,986	73,717	215,000 – 245,000
Gold eq. sold (ounces) [1]	63,216	69,914	-
Gold produced (ounces)	17,841	19,998	55,000 – 65,000
Gold sold (ounces)	18,617	18,485	-
Copper produced (Mlbs)	19.5	22.2	75 – 85
Copper sold (Mlbs)	20.2	21.3	-
Average realized gold price, per ounce[2]	1,327	1,336	-
Average realized copper price, per pound[2]	2.79	3.14	-
Operating expense, per gold eq. ounce	468	405	-
Operating expense, per gold ounce	477	408	480 - 520
Operating expense, per copper pound	1.00	0.96	0.95 - 1.15
Total cash costs, per gold ounce (net of by-product credits)[2]	(1,132)	(1,702)	(1,350 - 1,310)
Total cash costs, per gold eq. ounce[2]	578	523	600 - 640
AISC, per gold ounce (net of by-product credits)[2]	(673)	(1,313)	(500) – (420)
AISC, per gold eq. ounce[2]	714	626	810 - 890
Sustaining capital and sustaining leases ($M)[2]	8.0	6.6	45 - 55
Growth capital ($M)[2]	2.6	0.5	40 - 45
1. Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q1 2019 was calculated based on average spot market prices of $1,304 per gold ounce, $15.57 per silver ounce and $2.82 per copper pound. The ratio for Q1 2018 was calculated based on average spot market prices of $1,329 per gold ounce, $16.77 per silver ounce and $3.16 per copper pound.

2. Refer to the “Non-GAAP Performance Measures section of this press release.

	Q1 18	Q2 18	Q3 18	Q4 18	Q1 19
Total ore tonnes mined per day	16,108	13,654	17,105	17,099	15,352
Gold grade milled (g/t)	0.57	0.50	0.55	0.51	0.50
Gold recovery (%)	84.1	85.5	84.7	83.5	83.2
Gold production (oz)	19,998	18,637	19,916	18,778	17,841
Copper grade milled (%)	0.94	0.82	0.89	0.82	0.80
Copper recovery (%)	83.2	83.8	83.0	83.0	83.20
Copper production (Mlbs)	22.2	20.4	21.7	20.8	19.53
  The New Afton mine produced 60,986 gold equivalent ounces for the quarter, including 17,841 ounces of gold, and 19.5 million pounds of copper, in line with plan.
  Operating expense per gold eq. ounce was $468 for the quarter, which is an increase from the prior-year quarter primarily due to a decrease in sales volume.
  All-in sustaining costs (AISC) per gold eq. ounce for the quarter was $714. AISC per gold ounce (net of by-product credits) for the quarter was ($673). All-in sustaining costs have increased over the prior-year quarter due to an increase in sustaining capital as well as a decrease in metal sales volume and revenue.
  Sustaining capital and sustaining lease payments for the quarter was $8.0 million, primarily related to tailings dam raises and equipment purchases and sustaining mine development.
  Growth capital for the quarter was $2.6 million, primarily related to the C-zone.

  The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter with commissioning scheduled for the third quarter.
  Development of the B3-zone is currently underway, which will sustain ongoing production during the C-zone development period.
  Efforts during the quarter continued to focus on de-risking the execution of C-zone project, primarily on the finalization of the tailings disposal plan and advancing permitting efforts with the objective of updating the life of mine plan in the latter part of the year. During the quarter, exploration-heading development towards the C-zone commenced and advanced by approximately 50 metres.
  An underground drilling program is currently underway that will test the down plunge extension of the C-zone (the D-zone) that could increase the resource inventory and extend mine life beyond 2030. The first hole of the 10-hole program has been completed, which intersected C-zone style mineralization over an approximate 140-metre interval (from 662 metres to 802 metres depth) and ended at the planned target, 360 vertical metres below the C-zone (assays pending). A second drill hole is currently underway and the program is expected to be completed by the end of the third quarter.

Blackwater Project Highlights

  On April 15, 2019, the federal Minister of Environment and Climate Change issued a positive Decision Statement regarding the Blackwater project’s environmental assessment, which is a very significant milestone for the project. The Company expects a decision from the province of British Columbia on the environmental assessment by the end of 2019.
  On April 18, 2019, the Company entered into a trilateral Participation Agreement with the Lhoosk’uz Dene Nation and Ulkatcho First Nation, the two Indigenous groups whose traditional territories overlap the project’s mine site. Engagement and negotiations with other First Nations continue.

Conference Call and Webcast Information

The Company will host a webcast and conference call on Thursday, April 25, 2019 at 8:30 am (EDT) to discuss the Company’s first quarter financial and operating results.

Via Webcast: Available on the Company’s website at www.newgold.com or from the following link: https://event.on24.com/wcc/r/1975620/0AAB421FD47B45BB007F5F7D94728049

Via Telephone: Please dial 1-647-427-2311 or toll free 1-866-521-4909

Replay Archive: Please dial 1-416-621-4642 or toll free 1-800-585-8367, access code 3885697

The recorded playback of the conference call will be available until May 25, 2019. An archived webcast will be available until July 25, 2019.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, including throughput and recoveries, as well as expected capital expenditures; planned development and exploration activities for 2019 and beyond at the Company’s operations; and the expected timing of a revised life-of-mine plan for Rainy River and decision from the province of British Columbia on the environmental assessment of Blackwater.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River, New Afton and Blackwater being consistent with New Gold's current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) the result of feasibility studies and other studies being realized, and (10) metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director of Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Mr. Mark A. Petersen, a consultant to New Gold and its former Vice President, Exploration. All other scientific and technical information in this news release has been reviewed and approved by Mr. Eric Vinet, Vice President, Technical Services for the Company. Mr. Kwong is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a Professional Geoscientist (P.Geo.) and Practicing Member of the Association of Professional Geoscientists of Ontario, an SME Registered Member and an AIPG Certified Professional Geologist. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Kwong, Mr. Petersen and Mr. Vinet are "Qualified Persons" for the purposes of NI 43-101.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Non-GAAP Financial Performance Measures

All-in sustaining costs (AISC) per equivalent gold ounce, total cash costs per gold ounce and per gold equivalent ounce, sustaining capital and growth capital, Adjusted net earnings/(loss), operating cash flows generated from operations, before changes in non-cash operating working capital and average realized price and are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs per Gold Equivalent Ounce

"All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold equivalent sold to arrive at a per ounce figure.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold equivalent ounces produced in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature. and environmental reclamation costs. New Gold terms non-sustaining capital costs to be “growth capital”. Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. The line items between cash costs and all-in sustaining costs in the tables below break down the components of sustaining costs. Sustaining costs is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs

"Total cash costs per ounce” and total cash costs per gold equivalent ounce are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold ounce are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total cash costs per gold equivalent ounce are divided by gold equivalent ounces sold to arrive at a per ounce figure.

Unless otherwise indicated, all total cash cost information in this news release is on a gold equivalent ounce basis. Gold equivalent ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold equivalent ounces produced in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Adjusted Net Earnings/(Loss)

"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect items which are included in other gains and losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS.

Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed Non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the year ended December 31, 2018 filed at www.sedar.com and on EDGAR at www.sec.gov.

CONTACT:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Toll free: +1 (888) 315-9715
Email: info@newgold.com